Exhibit 99.1

Metalpha Announces Notification of Delinquency from The Nasdaq Stock Market LLC

(HONG KONG, Apr. 10, 2024) -- Metalpha Technology Holding Limited (Nasdaq: MATH) (the “Company” or “Metalpha”), a global digital asset-focused wealth management company, announced today that it received a notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on April 8, 2024 indicating that the Company is not currently in compliance with Nasdaq’s Listing Rules (the “Listing Rules”) due to the Company’s failure to file an interim balance sheet and income statement as of and for the six months ended September 30, 2023 on Form 6-K with the Securities and Exchange Commission (“SEC”) . Pursuant to Listing Rule 5250(c)(2), the Company was required to file such Form 6-K no later than six months following the end of the quarter ended September 30, 2023, or March 31, 2024 (the “Due Date”). As of the date of this press release, the Company has not yet filed the required Form 6-K.

The Notice has no immediate effect on the listing of the Company’s ordinary shares. Pursuant to the Notice, the Company has 60 calendar days from the date of the Notice, or until June 7, 2024, to submit a proposal to regain compliance with the Listing Rules. If Nasdaq accepts the Company’s proposal, Nasdaq may grant the Company an extension of up to 180 calendar days from the Due Date, or until September 27, 2024, to regain compliance with the Listing Rules. The Company intends to fully comply with the time period afforded in the Notice and is actively working on its proposal to regain compliance with the Listing Rules.

About Metalpha Technology Holding Limited

Founded in 2015, Metalpha Technology Holding Limited (Nasdaq: MATH) went public on October 20, 2017. The listed Company is dedicated to providing investing and digital asset-focused wealth management services with a full-service, institutional-grade platform. With dedicated blockchain expertise, the Company aims to become a leader in the field of digital asset-focused wealth management services, bringing robust innovation and transparency to the customers and businesses it serves.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause Metalpha’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Contact

Yiwei Wang

info@metalpha.finance